FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of May 2006.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec to Increase Shareholding in Nidec Copal Electronics

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on May 19, 2006, in Kyoto, Japan

Nidec to Increase Shareholding in Nidec Copal Electronics

Pursuant to Article 167 of the Securities Exchange Law of Japan, Nidec Corporation (“Nidec”) announced today it has decided to purchase 2,000,000 shares of common stock in one of its subsidiaries, Nidec Copal Electronics Corporation (“Nidec Copal Electronics”, Code:6883), whose shares are listed on the First Section of the Tokyo Stock Exchange. As a result, Nidec will hold a 58.62% stake in Nidec Copal Electronics.

Details of the Share Purchase are as follows:

1.

Class of shares to be purchased:

        Common Stock of Nidec Copal Electronics (Tokyo Stock Exchange, code 6883)

2.

Total number of shares to be purchased:

        2,000,000 shares（3.01% of total outstanding shares of Nidec Copal Electronics）

3.

Total number of Nidec Copal Electronics shares to be held by Nidec:

38,956,000 shares（58.62% of total outstanding shares of Nidec Copal Electronics）

Notes: The total number of Nidec Copal Electronics shares to be held by Nidec and its subsidiaries will amount to 38,958,200 shares.

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